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Sub-Item 77(H)

                       Changes in Control of Registrant

In January 2006, an account was opened for Soka University of America and as of the end of that month, the account owned greater than 25% of the Fund's shares. From January 2006 through September 29, 2006, there was no change in the share balance in the account yet the percentage of Fund shares owned finally declined below 25% in September 2006 due to a steady increase in the number of shares then outstanding over the period.